SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PACIFICARE HEALTH SYSTEMS, LLC

(Name of Subject Company (Issuer))

PACIFICARE HEALTH SYSTEMS, LLC (Issuer)

UNITEDHEALTH GROUP INCORPORATED (Affiliate of Issuer)

(Name of Filing Persons)

3% Convertible Subordinated Debentures due 2032

(Title of Class of Securities)

695112 AG7 and 695112 AF9

(CUSIP Number of Class of Securities)

Copy to:

Dannette L. Smith, Esq. Deputy General Counsel and Assistant Secretary UnitedHealth Group Incorporated UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota 55343 (952) 936-1300	Jonathan B. Abram, Esq. Dorsey & Whitney LLP 50 South Sixth Street Minneapolis, Minnesota 55402 (612) 343-7962

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*: $105,556,669.50	Amount of Filing Fee**: $11,295

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 3% Convertible Subordinated Debentures due 2032 (the “Debentures”) upon a fundamental change, pursuant to the applicable indenture, calculated as the sum of (a) $104,667,000, representing 100% of the principal amount of the Debentures outstanding, plus (b) $889,669.50, representing accrued and unpaid interest on the Debentures through January 30, 2006, the day prior to the currently anticipated repurchase date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,295	Filing Party:	PacifiCare Health Systems, LLC UnitedHealth Group Incorporated
Form or Registration No.:	005-81248	Date Filed:	December 30, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.

☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT

This Amendment No. 3 relates to the Tender Offer Statement on Schedule TO originally filed by PacifiCare Health Systems, LLC (formerly known as Point Acquisition LLC), a Delaware limited liability company (the “Company”), and UnitedHealth Group Incorporated, a Minnesota corporation (“UnitedHealth Group”), with the Securities and Exchange Commission (the “SEC”) on December 30, 2005, as amended and supplemented by Amendment No. 1 thereto filed with the SEC on January 5, 2006, and as further amended and supplemented by Amendment No. 2 thereto filed with the SEC on January 27, 2006 (collectively, the “Schedule TO”), with respect to (a) the right of each holder of the 3% Convertible Subordinated Debentures due 2032 (the “Debentures”) originally issued by PacifiCare Health Systems, Inc., a Delaware corporation (“PacifiCare”), to sell and the obligation of the Company, as successor by merger to PacifiCare, to purchase the Debentures (the “Put Option”) and (b) an offer (the “Conversion Offer”), combined with the Put Option, by the Company to pay holders of the Debentures a fee in exchange for (i) conversions by such holders of their Debentures (“Conversions”) and (ii) consents by such holders of Debentures (“Consents”) to an amendment (the “Amendement”) to the Indenture (as defined below) under which the Debentures were issued, in each case, upon the terms and subject to the conditions set forth in the Indenture, dated as of November 22, 2002, between PacifiCare and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company of California, N.A.), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of December 20, 2005, by and among PacifiCare, UnitedHealth Group, Point Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of UnitedHealth Group, and the Trustee, as further supplemented by the Second Supplemental Indenture, dated as of December 30, 2005, by and among the Company, UnitedHealth Group and the Trustee, and as further supplemented by the Third Supplemental Indenture (the “Third Supplemental Indenture”), dated as of February 1, 2006, by and among the Company, UnitedHealth Group and the Trustee (as heretofore amended or supplemented, the “Indenture”), the Debentures, the Fundamental Change Notice dated December 30, 2005, as amended and supplemented by the Revised Combined Conversion Offer and Fundamental Change Notice dated January 5, 2006, and as further amended and supplemented by the Revised Combined Conversion Offer and Fundamental Change Notice dated January 27, 2006, and the related notice materials filed as exhibits to the Schedule TO (collectively, the “Revised Notice Materials”). All capitalized terms used but not defined herein have the meanings ascribed to them in the Revised Notice Materials.

This Amendment No. 3 is being filed to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

The Schedule TO, as amended and supplemented by this Amendment No. 3, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and (4) under the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction

The Offers expired at 5:00 p.m., New York City time, on Tuesday, January 31, 2006 (the “Fundamental Change Purchase Date”). No Debentures were validly surrendered for purchase pursuant to the Put Option. Debentures in an aggregate principal amount of approximately $90.7 million were validly surrendered for conversion pursuant to the Conversion Offer. The Fee for each $1,000 principal amount of the Debentures surrendered by holders of Debentures in the Conversion Offer was $66.7617, representing the sum of (a) the present value of all interest payable on $1,000 principal amount of Debentures from October 18, 2005 to October 18, 2007 plus (b) a pro rata portion of $1 million. Accordingly, the aggregate Fee for all of the Debentures validly surrendered for conversion pursuant to the Conversion Offer was approximately $6.1 million. In addition to the Fee, holders who validly surrendered their Debentures for conversion pursuant to the Conversion Offer received, for each $1,000 principal amount of Debentures converted, (i) 52.3809 shares of UnitedHealth Group common stock and (ii) $1,023.8085 in cash. Accordingly, the aggregate Conversion Amount for all of the Debentures validly surrendered for conversion pursuant to the Conversion Offer (including cash paid in lieu of fractional shares) was approximately $92.9 million and UnitedHealth Group issued approximately 4.8 million shares of common stock in connection with the conversion of such Debentures. This leaves outstanding approximately $9.0 million in aggregate principal amount of the Debentures. The Company used available cash on hand to fund the payment of the Fee or the purchase of the Debentures from the holders thereof, as applicable. As previously disclosed, in accordance with the terms of the Indenture, the Company intends to redeem any Debentures that remain outstanding as of October 18, 2007.

Pursuant to the terms of the Conversion Offer, the valid Conversions of Debentures in exchange for the Fee also constituted the valid delivery of Consents with respect to such Debentures. The Company has received the Requisite Consents with respect to the Debentures and accordingly, the Amendment to the Indenture became effective upon the execution of the Third Supplemental Indenture.

Item 12.	Exhibits.

(a)(1)(A)*	Fundamental Change Notice to Holders of 3% Convertible Subordinated Debentures due 2032, dated December 30, 2005.

(a)(1)(B)*	Revised Combined Conversion Offer and Fundamental Change Notice to Holders of 3% Convertible Subordinated Debentures due 2032, dated January 5, 2006.

(a)(1)(C)*	Revised Combined Conversion Offer and Fundamental Change Notice to Holders of 3% Convertible Subordinated Debentures due 2032, dated January 27, 2006.

(a)(1)(D)*	Form of Fundamental Change Purchase Notice.

(a)(1)(E)*	Form of Revised Conversion or Purchase Notice Pursuant to the Revised Combined Conversion Offer and Fundamental Change Notice, dated January 5, 2006.

(a)(1)(F)*	Form of Revised Conversion or Purchase Notice Pursuant to the Revised Combined Conversion Offer and Fundamental Change Notice, dated January 27, 2006.

(a)(1)(G)*	Form of Notice of Withdrawal.

(a)(1)(H)*	Form of Revised Notice of Withdrawal Pursuant to the Revised Combined Conversion Offer and Fundamental Change Notice, dated January 5, 2006.

(a)(1)(I)*	Form of Revised Notice of Withdrawal Pursuant to the Revised Combined Conversion Offer and Fundamental Change Notice, dated January 27, 2006.

(a)(1)(J)*	Form of Revised Notice of Withdrawal.

(a)(1)(K)*	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 22, 2002, between PacifiCare Health Systems, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to PacifiCare’s Registration Statement on Form S-3 (File No. 333-102909) originally filed with the Securities and Exchange Commission on January 31, 2003).

(d)(2)	First Supplemental Indenture, dated as of December 20, 2005, by and among PacifiCare Health Systems, Inc., Point Acquisition LLC, UnitedHealth Group Incorporated and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company of California, N.A.), as Trustee (incorporated by reference to Exhibit 4.1 to PacifiCare’s Current Report on Form 8-K, dated December 20, 2005).

(d)(3)	Second Supplemental Indenture, dated as of December 30, 2005, by and among PacifiCare Health Systems, LLC, UnitedHealth Group Incorporated and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to PacifiCare’s Current Report on Form 8-K, dated December 30, 2005).

(d)(4)	Third Supplemental Indenture, dated as of February 1, 2006, by and among PacifiCare Health Systems, LLC, UnitedHealth Group Incorporated and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to PacifiCare’s Current Report on Form 8-K, dated February 1, 2006)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIFICARE HEALTH SYSTEMS, LLC

By:	/s/ ROBERT W. OBERRENDER
Name:	Robert W. Oberrender
Title:	Treasurer

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ DANNETTE L. SMITH
Name:	Dannette L. Smith
Title:	Deputy General Counsel and Assistant Secretary

Dated: February 1, 2006

EXHIBIT INDEX

(a)(1)(A)*	Fundamental Change Notice to Holders of 3% Convertible Subordinated Debentures due 2032, dated December 30, 2005.

(a)(1)(B)*	Revised Combined Conversion Offer and Fundamental Change Notice to Holders of 3% Convertible Subordinated Debentures due 2032, dated January 5, 2006.

(a)(1)(C)*	Revised Combined Conversion Offer and Fundamental Change Notice to Holders of 3% Convertible Subordinated Debentures due 2032, dated January 27, 2006.

(a)(1)(D)*	Form of Fundamental Change Purchase Notice.

(a)(1)(E)*	Form of Revised Conversion or Purchase Notice Pursuant to the Revised Combined Conversion Offer and Fundamental Change Notice, dated January 5, 2006.

(a)(1)(F)*	Form of Revised Conversion or Purchase Notice Pursuant to the Revised Combined Conversion Offer and Fundamental Change Notice, dated January 27, 2006.

(a)(1)(G)*	Form of Notice of Withdrawal.

(a)(1)(H)*	Form of Revised Notice of Withdrawal Pursuant to the Revised Combined Conversion Offer and Fundamental Change Notice, dated January 5, 2006.

(a)(1)(I)*	Form of Revised Notice of Withdrawal Pursuant to the Revised Combined Conversion Offer and Fundamental Change Notice, dated January 27, 2006.

(a)(1)(J)*	Form of Revised Notice of Withdrawal.

(a)(1)(K)*	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 22, 2002, between PacifiCare Health Systems, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated by reference to Exhibit 4.4 to PacifiCare’s Registration Statement on Form S-3 (File No. 333-102909) originally filed with the Securities and Exchange Commission on January 31, 2003).

(d)(2)	First Supplemental Indenture, dated as of December 20, 2005, by and among PacifiCare Health Systems, Inc., Point Acquisition LLC, UnitedHealth Group Incorporated and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company of California, N.A.), as Trustee (incorporated by reference to Exhibit 4.1 to PacifiCare’s Current Report on Form 8-K, dated December 20, 2005).

(d)(3)	Second Supplemental Indenture, dated as of December 30, 2005, by and among PacifiCare Health Systems, LLC, UnitedHealth Group Incorporated and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to PacifiCare’s Current Report on Form 8-K, dated December 30, 2005).

(d)(4)	Third Supplemental Indenture, dated as of February 1, 2006, by and among PacifiCare Health Systems, LLC, UnitedHealth Group Incorporated and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to PacifiCare’s Current Report on Form 8-K, dated February 1, 2006)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.